Ladbrokes PLC

# BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 25 FEBRUARY 2008, IT PURCHASED FROM UBS LIMITED 252,576 SHARES AT AN AVERAGE PRICE OF 318.4601 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 30,184,095 TREASURY SHARES IN TREASURY AND HAS 601,281,343 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).



BUYBACK

Ladbrokes PLC

# BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 22 FEBRUARY 2008, IT PURCHASED FROM UBS LIMITED 300,000 SHARES AT AN AVERAGE PRICE OF 307.7978 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 29,931,519 TREASURY SHARES IN TREASURY AND HAS 601,533,919 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

2008 MAR -7 A 11:43

# BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 21 FEBRUARY 2008, IT PURCHASED FROM UBS LIMITED 300,000 SHARES AT AN AVERAGE PRICE OF 318.9817 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 29,631,519 TREASURY SHARES IN TREASURY AND HAS 601,833,919 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

# BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 19 FEBRUARY 2008, IT PURCHASED FROM UBS LIMITED 175,835 SHARES AT AN AVERAGE PRICE OF 324.8318 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 29,031,519 TREASURY SHARES IN TREASURY AND HAS 602,433,919 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | Ladbrokes plc |

**2. Reason for the notification** (please tick the appropriate box or boxes)

| | |
|---|---|
| An acquisition or disposal of voting rights | x |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify): | |

| | |
|---|---|
| **3. Full name of person(s) subject to the notification obligation:** | Citigroup Global Markets UK Equity Limited |
| **4. Full name of shareholder(s)** (if different from 3.): | N/A |
| **5. Date of the transaction** (and date on which the threshold is crossed or reached if different): | 13/02/2008 |
| **6. Date on which issuer notified:** | 14/02/2008 |
| **7. Threshold(s) that is/are crossed or reached:** | 6.00% |
| **8. Notified details:** | |

**A: Voting rights attached to shares**

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction | | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights | | % of voting rights | |
| | | | Direct | Direct | Indirect | Direct | Indirect |
| GB00B0ZSH635 | 33,881,578 | 33,881,578 | 40,308,968 | 40,308,968 | 0 | 6.66% | 0.00% |

| B: Financial Instruments | | | | |
|---|---|---|---|---|
| Resulting situation after the triggering transaction | | | | |
| Type of financial instrument | Expiration date | Exercise/ Conversion Period/ Date | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
| N/A | | | | |

| Total (A+B) | |
|---|---|
| Number of voting rights | % of voting rights |
| 40,308,968 | 6.66% |

| 9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: |
|---|
| |

| Proxy Voting: | |
|---|---|
| 10. Name of the proxy holder: | N/A |
| 11. Number of voting rights proxy holder will cease to hold: | N/A |
| 12. Date on which proxy holder will cease to hold voting rights: | N/A |

| 13. Additional information: | |
|---|---|

END